Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 11 DATED JUNE 7, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated October 19, 2015, Supplement No. 8 dated April 29, 2016, which superseded and replaced all previous supplements to the prospectus, Supplement No. 9 dated May 5, 2016 and Supplement No. 10 dated May 20, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of May 2016;
(3)	information regarding the share redemption limit;
(4)	recent real property investments; and
(5)	an update to our management.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by a registration statement declared effective on August 26, 2013. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of May 2016, we accepted investors’ subscriptions for, and issued, a total of 675,700 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $12.4 million, consisting of 651,700 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $12.0 million, and 24,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $439,900. As of May 31, 2016, we had accepted investors’ subscriptions for, and issued, approximately 14.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $256.7 million, which includes selling commissions of approximately $1.5 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of May 2016 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
May 2, 2016	$18.27	$18.18	$18.36
May 3, 2016	$18.27	$18.18	$18.36
May 4, 2016	$18.27	$18.18	$18.36
May 5, 2016	$18.25	$18.16	$18.34
May 6, 2016	$18.24	$18.15	$18.34
May 9, 2016	$18.24	$18.15	$18.33
May 10, 2016	$18.24	$18.15	$18.34
May 11, 2016	$18.24	$18.15	$18.34
May 12, 2016	$18.24	$18.15	$18.34
May 13, 2016	$18.24	$18.15	$18.33
May 16, 2016	$18.24	$18.14	$18.33
May 17, 2016	$18.23	$18.14	$18.33
May 18, 2016	$18.24	$18.14	$18.33
May 19, 2016	$18.23	$18.14	$18.33
May 20, 2016	$18.23	$18.14	$18.33
May 23, 2016	$18.23	$18.13	$18.33
May 24, 2016	$18.23	$18.13	$18.32
May 25, 2016	$18.23	$18.13	$18.32
May 26, 2016	$18.23	$18.13	$18.32
May 27, 2016	$18.22	$18.13	$18.32
May 31, 2016	$18.22	$18.12	$18.32

The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cin_dailyNAV.
Please refer to “Valuation Policies” beginning on page 98 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of March 31, 2016, our NAV was $207,861,714. As of April 1, 2016, the redemption limit for the quarter ending June 30, 2016 was 10% of our NAV as of March 31, 2016. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of June 1, 2016 has not been reduced below 10% of our NAV as of March 31, 2016.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 87 of the prospectus, and describes activity that occurred subsequent to the activity as of May 17, 2016 previously disclosed in our prospectus, Supplement No. 8 dated April 29, 2016, Supplement No. 9 dated May 5, 2016 and Supplement No. 10 dated May 20, 2016 to our prospectus.
As of May 31, 2016, we, through separate wholly-owned limited liability companies and limited partnerships, owned 86 properties, acquired for an aggregate purchase price of $303.4 million, located in 30 states, consisting of eight multi-tenant and 78 single tenant properties, comprising approximately 2.2 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property between May 18, 2016 and May 31, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.
Management
All discussions of our management set forth in the prospectus are supplemented with the following information:
Effective May 30, 2016, Michael J. Bartolotta was appointed to serve as our interim chief financial officer and treasurer. Mr. Bartolotta, age 59, has served as the executive vice president and chief financial officer of VEREIT since October 2015, and will continue to serve in that role. Mr. Bartolotta also has served as the interim chief financial officer and treasurer of Cole Credit Property Trust IV, Cole Office and Industrial REIT and Cole Credit Property Trust V since May 30, 2016, and has served as executive vice president and chief financial officer of Cole Capital Advisors since October 2015, and previously served as its treasurer from October 2015 through December 2015. Mr. Bartolotta previously served as executive vice president and chief financial officer of Cushman & Wakefield Inc. (“Cushman”), a global leader in commercial real estate services, from February 2012 until September 2015. Mr. Bartolotta also served on Cushman’s board of directors and served as chairman of the audit committee from March 2007 until he assumed his position as executive vice president and chief financial officer of Cushman in February 2012. Before becoming Cushman’s chief financial officer, Mr. Bartolotta served as vice president and chief financial officer for EXOR, Inc., the U.S. arm of EXOR S.p.A., from 1991 to February 2012. Mr. Bartolotta has a Bachelor of Science degree in Accounting from New York University and is a Certified Public Accountant in New York.
Effective as of May 30, 2016, Simon J. Misselbrook resigned as our chief financial officer and treasurer, as chief financial officer and treasurer of our advisor and from all positions with other programs sponsored by Cole Capital and with affiliates of Cole Capital. Accordingly, all references to Mr. Misselbrook in the prospectus are hereby supplemented with the aforementioned information.

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